EXHIBIT 4.3
TWENTY-NINTH AMENDMENT TO THE
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

WHEREAS, pursuant to its delegation powers, the Compensation and Benefits Committee (the “CBC”) of the Board of Directors of American Express Company (the “Company”) has authorized the Chief Executive Officer of the Company to amend benefit plans, unless Board or CBC approval is required by law, regulation or exchange listing requirements;

WHEREAS, pursuant to his delegation powers, the Chief Executive Officer of the Company has authorized the Executive Vice President, Colleague Total Rewards & Well-Being to amend benefit plans where the estimated annual P&L impact is less than $25 million; and

WHEREAS, the Executive Vice President, Colleague Total Rewards & Well-Being has authorized any Colleague Total Rewards & Well-Being Band 50 (or higher) employee to amend benefit plans within his or her region where the estimated annual P&L impact is equal to or less than $500,000; and

WHEREAS, the undersigned Vice President, Global Well-being and Benefits now desires to amend the American Express Retirement Savings Plan (the “Plan”) to grant service credit in connection with a recent acquisition, to revise the Plan’s hardship provisions to expressly reflect existing administrative interpretation, and to clarify that the Company, as settlor of the Plan, has to the right to direct the usage of forfeitures to offset contributions;

THEREFORE, the Plan is hereby amended effective as set forth below:

1.Section 7.7(a) is amended to read as follows, effective January 1, 2023:

(a)    Cash-out of Certain Participants: If the value of the vested portion of such Participant’s Account does not exceed $1,000, the Participant shall receive a single lump sum distribution of the entire vested portion of such Account and the portion which is not vested shall be treated as a forfeiture at the time the distribution is made to the Participant. Forfeited amounts shall be used in accordance with Section 12.5. For purposes of this Section, if the value of the vested portion of a Participant’s Account is zero (0), the Participant shall be deemed to have received a distribution of such vested Account.

2.Section 7.7(b) is amended to read as follows, effective January 1, 2023:

(b)    Participants who Elect to Receive Distributions: If a Participant elects to receive a distribution, in accordance with Article 8, of the value of the entire vested portion of his or her Account derived from all contributions, the portion which is not vested shall be treated as a forfeiture at the time the distribution is made to the Participant. Forfeited amounts shall be used in accordance with Section 12.5. A distribution of less than the Participant’s entire vested Account shall not trigger a forfeiture.

3.Section 7.7(d) is amended to read as follows, effective January 1, 2023:

(d)    Participants Who Do Not Receive Distributions: If a Participant does not receive a distribution, the value of the portion of the Participant’s Account which is non-vested will remain in the Account of the Participant until such time as the Participant has incurred a Termination Period consisting of five (5) consecutive one year periods, at which time the non-vested portion will be forfeited and shall be used in accordance with Section 12.5.

4.The last paragraph of Section 8.9 is amended to read as follows, effective January 1, 2023:

If the Plan does not have a forfeiture account, one shall be established. At the end of each Plan Year any forfeiture account established under this Section shall be used in accordance with Section 12.5.

5.Section 9.4(a)(vi) is amended to read as follows, effective January 1, 2023:

(vi)    amounts required to purchase or repair the car used as the Participant’s primary means of transportation to and from work for the Company or an Affiliated Company;

6.A new Section 12.5 is added, effective January 1, 2023:

12.5    Use of Forfeitures

The Company, as Plan sponsor and settlor of the Plan’s Trust Fund, may direct the application of forfeited amounts to restore forfeited Account balances in accordance with Section 7.7(c) (or to fund restorations under Section 8.9 not covered by available reserves) and to reduce contributions. The Company shall be deemed to have directed as much to the extent that amounts contributed are reduced to reflect the availability of forfeitures for these purposes. Amounts not used for these purposes shall at the direction of the Administration Committee be used to pay Plan expenses.

7.A new paragraph is added to the end of Addendum C of the Plan, effective January 23, 2023:
Effective January 23, 2023 for any individual who (i) was an employee of Nipendo Inc. or its subsidiaries as of the closing date of the transaction described in the Share Purchase Agreement dated as of January 23, 2023, by and among Nipendo Ltd., the shareholders of Nipendo Ltd., American Express Travel Related Services Company, Inc., and Shareholder Representative Services LLC as the Shareholders Representative, (ii) who continued employment with Nipendo Inc., the Company or one of its Affiliated Companies immediately following the closing and (iii) became eligible for the Plan as a result of the closing, past service with Nipendo Inc. and its affiliates, calculated in accordance with Nipendo Inc.’s records of service, shall hereby be recognized for purposes of determining eligibility and vesting (but not for Company Conversion Contributions or any other purposes) under the Plan. Notwithstanding the foregoing, nothing contained herein shall entitle any individual to claim Plan benefits based upon the provisions of the Share Purchase Agreement.

Date: December 5, 2023             AMERICAN EXPRESS COMPANY

    By:     /s/ Tammy Yee

    Its: Vice President,
        Global Well-being and Benefits